Exhibit 99.1

ESPÍRITO SANTO FINANCIAL GROUP SA, LUXEMBOURG FINANCIAL STATEMENTS AS OF DECEMBER 31, 2003

231 Val des Bons Malades
L-2121 Luxembourg-Kirchberg	RC: Luxembourg B22.232

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ESPÍRITO SANTO FINANCIAL GROUP SA, LUXEMBOURG

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ESPÍRITO SANTO FINANCIAL GROUP SA, LUXEMBOURG

AUDITORS’ REPORT

To the Shareholders of
Espirito Santo Financial Group S.A.
231, Val des Bons Malades
L-2121 Luxembourg

We have audited the accompanying financial statements of Espirito Santo Financial Group S.A. for the year ended December 31, 2003. These financial statements are the responsibility of the Board of Directors. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with International Standards on Auditing. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the attached financial statements give, in conformity with Luxembourg legal and regulatory requirements, a true and fair view of the financial position of Espirito Santo Financial Group S.A. as of December 31, 2003 and of the results of its operations for the year then ended.

Luxembourg, April 16, 2004	KPMG Audit Réviseurs d’Enterprises

D.G. Robertson	E. Dollé

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ESPÍRITO SANTO FINANCIAL GROUP SA, LUXEMBOURG

BALANCE SHEET AT DECEMBER 31

	Notes	2002	2003

		Euros	Euros
ASSETS

UNAMORTISED COSTS IN RESPECT OF DEBT SECURITIES AND CAPITAL INCREASE	3	5 829 781	4 348 117

DISCOUNT ON CONVERTIBLE BOND ISSUES	4	8 983 333	6 783 333

FIXED FINANCIAL ASSETS
Investments in subsidiaries and affiliated undertaking	5	841 544 304	842 479 256
Loans and long-term advances to subsidiaries and affiliated undertakings	6	421 737 608	464 056 562
Other financial assets		11 906 734	12 039 064

CURRENT ASSETS
Debtors	7	7 512 826	6 118 498
Negotiable securities		14 736	15 627 652
Treasury shares purchased, at cost	10	42 214 061	—
Cash and short term deposits with banks	8	68 989 798	59 886 844
PREPAYMENTS AND ACCRUED INCOME		452 233	89 512

		1 409 185 414	1 411 428 838

LIABILITIES

CAPITAL AND RESERVES
Subscribed capital	9	479 085 550	479 085 550
Share premium	10	170 526 368	170 526 368
Legal reserve	10	24 350 000	24 350 000
Free reserves	10	112 226 258	154 440 319
Other reserves	10	42 214 061	—
Profit/(loss) brought forward	10	30 064	(16 548 730)

CREDITORS
Borrowings	11	310 000 000	310 000 000
Other debts	12	287 331 907	286 265 206
RESULT FOR THE YEAR		(16 578 794)	3 310 125

		1 409 185 414	1 411 428 838

The accompanying notes 1 to 17 form an integral part of these financial statements.

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ESPÍRITO SANTO FINANCIAL GROUP SA, LUXEMBOURG

PROFIT AND LOSS ACCOUNT FOR THE YEAR ENDED DECEMBER 31

	Notes	2002	2003

		Euros	Euros
EXPENSES

Interest and similar charges		33 336 102	35 325 690

(of which:
derives from subsidiaries and affiliated undertakings		15 890 615	21 717 568)
Amortisation of costs in respect of debt securities and capital increase	3	2 989 939	1 481 664
Other charges	13	57 928 230	21 036 248
Taxes	17	1 266 684	—

		95 520 955	57 843 602
Result for the year		(16 578 794)	3 310 125

		78 942 161	61 153 727

INCOME

Income generated from financial assets	14	74 473 861	60 366 123
Interest income generated from current assets		1 006 011	519 063

(of which:
derives from subsidiaries and affiliated undertakings		822 119	492 426)
Other income	15	3 462 289	268 541

		78 942 161	61 153 727

The accompanying notes 1 to 17 form an integral part of these financial statements.

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ESPÍRITO SANTO FINANCIAL GROUP SA, LUXEMBOURG

NOTES TO THE FINANCIAL STATEMENTS AT DECEMBER 31, 2003

1.   ACTIVITY

Espírito Santo Financial Group SA (“the Company” or “ESFG”), formerly Espírito Santo Financial Holding SA, is a société anonyme incorporated under Luxembourg law on November 28, 1984 for an unlimited duration.

Espírito Santo Financial Group SA is the holding company of the banking and financial activities of the Espírito Santo group. The non-financial interests of the group are held by Espírito Santo Resources Ltd., Nassau. The Company and Espírito Santo Resources Ltd, Nasssau, are subsidiaries of E.S. International SA (ESI), formerly E.S. International Holding S.A. (ESIH), a Luxembourg company.

The Company has extensive transactions and relationships with members of the Espírito Santo group. Because of these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions with wholly unrelated parties.

Consolidated financial statements are available at the Company’s registered office at 231, Val des Bons-Malades in Luxembourg.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounting convention and basis of presentation

The accounts are prepared under the historical cost convention.

Unamortised costs in respect of capital increase

Expenses arising on the increase of capital are amortised over five years

Discount arisen on debt securities issues

Discount arising in respect of convertible debt securities is amortised in line with the rate of conversion or the life of the securities, whichever period is shorter. Discount relating to non-convertible debt securities is amortised over the life of the securities.

Fixed financial assets

Fixed financial assets are stated at the cost of acquisition. Provisions for write down are made based on a prudent directors’ valuation.

Investments in negotiable securities

Investments in negotiable securities are stated at the lower of cost and market value.

Foreign currencies

The books of accounts are maintained in Euro. Transactions in foreign currencies during the year are recorded at exchange rates ruling at the time the transactions take place. All assets and liabilities expressed in currencies other than Euro are translated at exchange rates ruling at the year end, except for investments in subsidiaries and affiliated undertakings which are kept at historical exchange rates. Any exchange gains or losses are recognised in the profit and loss account.

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ESPÍRITO SANTO FINANCIAL GROUP SA, LUXEMBOURG

NOTES TO THE FINANCIAL STATEMENTS AT DECEMBER 31, 2003 — Continued

3.   UNAMORTISED COSTS IN RESPECT OF DEBT SECURITIES AND CAPITAL INCREASE

	2002	2003

	Euros	Euros
Cost at beginning of year	13 607 052	7 408 317
Additions	2 841 388	—
Retirements	(9 040 123)	—

Cost at end of year	7 408 317	7 408 317

Amortisation at beginning of year	7 628 720	1 578 536
Amortisation for the year	2 989 939	1 481 664
Retirements	(9 040 123)	—

Amortisation at end of year	1 578 536	3 060 200

Unamortised cost at end of year	5 829 781	4 348 117

4.   DISCOUNT ON CONVERTIBLE BOND ISSUES

	2002	2003

	Euros	Euros
Discount on Euro 110,000,000 3.47% 2007 – issued January 2002	11 000 000	11 000 000

Amortisation at beginning of year	—	(2 016 667)
Amortisation for the year	(2 016 667)	(2 200 000)

Amortisation at end of year	(2 016 667)	(4 216 667)

Net discount at end of year	8 983 333	6 783 333

The Euro 110,000,000 convertible bond issued in January 2002 (see Note 11) at 90% of its principal amount resulted in a discount of Euro 11,000,000 to be amortised over the duration of the issue. The amortisation is included under interest and similar charges.

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ESPÍRITO SANTO FINANCIAL GROUP SA, LUXEMBOURG

NOTES TO THE FINANCIAL STATEMENTS AT DECEMBER 31, 2003 — Continued

5.   INVESTMENTS IN SUBSIDIARIES AND AFFILIATED UNDERTAKINGS

	2002	2003	Percentage of capital held

	Euros	Euros
Espírito Santo Financial (Portugal), SGPS, SA, Portugal	437 117 693	437 117 693	100.0
Bespar SGPS, Portugal	33 572 480	33 572 480	1.6
Banco Espírito Santo SA, Portugal	13 271 672	25 706 624	0.6
Espírito Santo Saúde SGPS, Portugal	3 750 000	3 750 000	15.0
ESFIL – Espírito Santo Financière SA, Luxembourg	60 139 112	60 139 112	100.0
Partran SGPS SA, Portugal	220 690 722	215 690 722	66.7
CENTUM – Sociedade Gestora de Participações Sociais SA, Portugal	59 563 921	59 563 921	100.0
ESIA-Inter-Atlãntico Companhia de Seguros SA, Portugal	34 932 836	34 932 836	94.5
Compagnie Bancaire Espírito Santo SA, Switzerland	154 764	154 764	1.0
ESFG Overseas Ltd., Cayman Islands	1	1	100.0
ES Bank (Panama), SA, Panama	6 794 523	6 794 523	66.7
ES Venture Ltd, British Virgin Islands	10 000	10 000	100.0
ES Equipamentos e Segurança SA, Portugal	41 605	41 605	35.0
Others	4 975	4 975	—

	870 044 304	877 479 256

Provision for write down of investments in group companies	(28 500 000)	(35 000 000)

	841 544 304	842 479 256

During 2003 the Company purchased an additional 1 million shares of Banco Espírito Santo SA and lent 5 million shares of Partran SGPS to Bespar SGPS.

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ESPÍRITO SANTO FINANCIAL GROUP SA, LUXEMBOURG

NOTES TO THE FINANCIAL STATEMENTS AT DECEMBER 31, 2003 — Continued

The net assets and the net income of the subsidiaries in which the Company owns more than 50% at December 31, 2003 and 2002 are as follows:

	Net Assets		Net Income

	Eur’000		Eur’000
Espírito Santo Financial (Portugal) SGPS SA, Portugal
31.12.2003	351 877		15 810
31.12.2002	375 574		(6 023)
ESFIL – Espírito Santo Financière SA, Luxembourg
31.12.2003	81 547		9 732
31.12.2002	90 176		54 005
Partran SGPS SA, Portugal
31.12.2003	117 859		(7 202)
31.12.2002	125 061		(14 120)
Centum SGPS SA, Portugal
31.12.2003	9 645		1 153
31.12.2002	8 492		(145)
ESIA – Inter-Atlântico Companhia de Seguros SA, Portugal
31.12.2003	2 570		(6 496)
31.12.2002	9 066		(6 240)
ES Bank (Panama), S.A.
31.12.2003	9 945		4 146
31.12.2002	7 465		(2 535)
ES Venture Ltd, British Virgin Islands
31.12.2003	(614)		(624)
31.12.2002	10		—
ESFG Overseas Ltd., Cayman Islands
31.12.2003	281 211	*	—
31.12.2002	281 211	*	24 233

*	Include Euro 281,210,536 Non-cumulative Guaranteed Preference Shares which are not owned by ESFG.

Based on their valuations of the investments in subsidiaries, the directors have decided in 2003 to increase the provision for write-downs from Euro 28,500,000 at December 31, 2002 to Euro 35,000,000, at December 31, 2003 mainly to reflect the decline in value of the investment in ESIA.

6.   LOANS AND ADVANCES TO SUBSIDIARIES AND AFFILIATED UNDERTAKINGS

	2002	2003

	Euros	Euros
ESFIL – Espírito Santo Financière SA, Luxembourg	52 879 558	48 800 365
Espírito Santo Financial (Portugal) SGPS SA, Portugal	307 670 461	340 170 461
Centum SGPS SA, Portugal	20 836 477	21 316 477
Partran SGPS SA, Portugal	38 078 420	42 362 567
Bespar SGPS SA, Portugal	—	5 000 000
ES Venture	2 272 692	6 406 692

	421 737 608	464 056 562

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ESPÍRITO SANTO FINANCIAL GROUP SA, LUXEMBOURG

NOTES TO THE FINANCIAL STATEMENTS AT DECEMBER 31, 2003 — Continued

The balance due from ESFIL represents a revolving loan of CHF 59,040,000, a revolving subordinated loan of CHF 10,000,000 (both granted on December 23, 1993), and a revolving loan of USD 5,700,000 granted on December 31, 1997, all outstanding as of December 31, 2003 and 2002. The loans bear interest and will be reimbursed based either on a notice given by the lender or on mutual agreement between the two parties.

The receivable from Espírito Santo Financial (Portugal) SGPS SA represents the following revolving loans:

—	Euro 71,879,127 granted on December 20, 2000 of which Euro 908,127 was repaid in 2002

—	Euro 169,300,000 granted on November 29, 2002

—	Euro 67,399,461 granted on December 20, 2002

—	Euro 1,000,000 granted on January 30, 2003

—	Euro 31,500,000 granted on July 04, 2003

The loans bear no interest and will be reimbursed, based either on a notice given by the lender or on mutual agreement between the two parties, but not before one year.

The receivable from Centum SGPS SA represents the following revolving loans:

—	Euro 9,989,723 granted on July 28, 2000 of which Euro 1,500,000 was repaid during 2002

—	Euro 1,346,754 granted on December 22, 2000

—	Euro 11,000,000 granted on December 21, 2001 of which Euro 1,100,000 was repaid during 2003

—	Euro 1,580,000 granted on April 29, 2003

The loans bear no interest and will be reimbursed, based either on a notice given by the lender or on mutual agreement between the two parties.

The receivable from Partran SGPS SA represents the following revolving loans:

—	Euro 2,722,136 granted on October 9, 2001,

—	Euro 2,264,113 granted on January 9, 2002

—	Euro 2,063,436 granted on April 9, 2002

—	Euro 2,182,776 granted on July 9, 2002

—	Euro 2,177,959 granted on October 9, 2002

—	Euro 26,668,000 granted on December 30, 2002

—	Euro 2,054,836 granted on January 9, 2003

—	Euro 1,824,091 granted on April 9, 2003

—	Euro 405,220 granted on October 7, 2003

The loans bear no interest and will be reimbursed based either on a notice given by the lender or on mutual agreement between the two parties, but not before one year.

The receivable from Bespar SGPS represents the loan of 5 million shares of Partran SGPS (see Note 5)

The receivable from ES Venture represents advances made during 2002 and 2003. These advances bear no interest and will be reimbursed based either on a notice given by the lender or on mutual agreement between the two parties.

7.   DEBTORS

Debtor balances comprise essentially short term advances to and receivables from affiliated undertakings and related entities.

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ESPÍRITO SANTO FINANCIAL GROUP SA, LUXEMBOURG

NOTES TO THE FINANCIAL STATEMENTS AT DECEMBER 31, 2003 — Continued

8.   CASH AND SHORT TERM DEPOSITS WITH BANKS

Cash and short term deposits with banks are mainly with a subsidiary bank.

9.   SHARE CAPITAL

	2002	2003

	Euros	Euros
Ordinary shares
Authorised:
100,000,000 (2002 – 100,000,000) shares of Euros 10 (2002 – Euros 10) each	1 000 000 000	1 000 000 000

Subscribed, issued and fully paid:
47,908,555 (2002: 47,908,555) shares of Euros 10 (2002 – Euros 10) each	479 085 550	479 085 550

10.   SHARE PREMIUM, RESERVES AND PROFIT BROUGHT FORWARD

	Share premium	Legal reserve	Free reserves	Other reserves	Profit/(loss) brought forward

	Euros	Euros	Euros	Euros	Euros
December 31, 2002	170 526 368	24 350 000	112 226 258	42 214 061	30 064
Transfer from prior year loss	—	—	—	—	(16 578 794)
Sale of treasury shares	—	—	42 214 061	(42 214 061)	—

December 31, 2003	170 526 368	24 350 000	154 440 319	—	(16 548 730)

Under Luxembourg law, a minimum of 5% of the profit for the year must be transferred to a legal reserve until this reserve equals 10% of the issued share capital. The legal reserve is not available for distribution. The free reserves are available for distribution at the discretion of the shareholders.

The appropriation of the 2002 result was approved at the annual general meeting of shareholders on May 30, 2003. The shareholders decided not to pay a dividend.

The balance of treasury shares at December 31, 2002 of Euro 42,214,061 were included in retained earnings and were not available for distribution.

An extraordinary general meeting of December 3, 1998 authorized ESFG to buy back up to 10% of its ordinary shares at a maximum price of US dollars 20.5 per share within 18 months of the date of this meeting. On August 17, 2000 an extraordinary general meeting agreed to extend this authorization for an additional 18 months under the same conditions. In December 2003 the Company sold its treasury shares for a total consideration of Euro 40,428,873 which resulted in a net loss of Euro 1,785,188.

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ESPÍRITO SANTO FINANCIAL GROUP SA, LUXEMBOURG

NOTES TO THE FINANCIAL STATEMENTS AT DECEMBER 31, 2003 — Continued

11.   BORROWINGS

	2002	2003

	Euros	Euros
Fixed Rate Convertible Notes due 2006	200 000 000	200 000 000
Fixed Rate Convertible Notes due 2007	110 000 000	110 000 000

	310 000 000	310 000 000

ESFG has the following convertible bond issues outstanding at December 31, 2003:

– Euro 200,000,000 4.75% Convertible Bonds due 2006 constituted by a Trust Deed dated 12 November, 2001 between ESFG and the Law Debenture Trust Corporation Plc as trustee for the holders of the Bonds (and the holders of the interest coupons appertaining to the Bonds). Unless previously redeemed or purchased, each Bond is convertible at any time from December 24, 2001 to November 6, 2006 into Ordinary Shares at an initial conversion price of Euro 21.6852 per Ordinary Share or ADS. Interest is payable annually on November 13 each year. None of the Bonds have been converted to date.

– Euro 110,000,000 3.47% Convertible Bonds due 2007 constituted by a Trust Deed dated 7 February, 2002 between ESFG and the Law Debenture Trust Corporation Plc as trustee for the holders of the Bonds (and the holders of the interest coupons appertaining to the Bonds). Unless previously redeemed or purchased, each Bond is convertible on or after March 19, 2002 to February 7, 2007 into Ordinary Shares at an initial conversion price of Euro 22.892 per Ordinary Share or ADS. Interest is payable annually on February 7 each year. The bonds were issued at 90% of their principal amount. None of the Bonds have been converted to date.

12.   OTHER DEBTS

	2002	2003

	Euros	Euros
Interest payable (less than one year)	4 668 929	4 668 929
Payable to group companies (more than one year)	281 714 947	280 745 062
Sundry payables (less than one year)	948 031	851 215

	287 331 907	286 265 206

Payable to group companies include Euro 280,262,118 due to ESFG Overseas Ltd (2002: Euro 281,657,668 ) The advance from ESFG Overseas Ltd is revolving and will be reimbursed based either on a notice given by the lender or on mutual agreement between the two parties. In 2003, the interest charge was Euro 14,759,166 (2002: Euro 15,887,751)

13.   OTHER CHARGES

In 2003 other charges include Euro 8,368,333 (2002: Euro 25,039,999) paid to ESFG Overseas Ltd, within the guarantee issued in 1998 as to the payment of dividends on Non-cumulative Guaranteed Preference Shares (see Note 16) and Euro 6,500,000 (2002: Euro 25,500,000) provision for write down on investments in subsidiaries (see Note 5).

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ESPÍRITO SANTO FINANCIAL GROUP SA, LUXEMBOURG

NOTES TO THE FINANCIAL STATEMENTS AT DECEMBER 31, 2003 — Continued

14.   INCOME GENERATED FROM FINANCIAL ASSETS

	2002	2003

	Euros	Euros
Dividend income
Banco Espírito Santo SA, Portugal	168 891	200 546
ESFIL – Espírito Santo Financière SA, Luxembourg	73 125 000	18 000 000
Espírito Santo Financial (Portugal) SA, Portugal	—	39 507 600
Bespar SGPS, Portugal	—	342 750
Others	31 244	34 015

Total dividend income	73 325 135	58 084 911
Income from sale of investments in subsidiary companies	8 164 106	—
Loss from sale of investments in subsidiary companies	(10 749 821)	—
Interest income on loans to subsidiary companies	3 734 441	2 281 212

	74 473 861	60 366 123

Loss from sale of investments in subsidiary companies in 2002 is attributed to the sale of 100% of ES Financial (BVI) to ES International BVI, a wholly owned subsidiary of ES International SA, Luxembourg.

Income from sale of investments in subsidiary companies in 2002 is attributed to the sale of 100% of Bank Espírito Santo (International) Ltd, Cayman Islands to Banco Espírito Santo SA, Portugal.

15.   OTHER INCOME

	2002	2003

	Euros	Euros
Other	755 640	268 541
Foreign exchange gain	2 706 649	—

	3 462 289	268 541

16.   COMMITMENTS AND CONTINGENCIES

In June 1998, ESFG issued a guarantee to ESFG Overseas Ltd to cover the payment of dividends and liquidation of the Non-cumulative Guaranteed Preference Shares in the amount of Euro 153,387,564 (formerly DEM 300 million) and Euro 127,822,970 (formerly DEM 250 million) issued by ESFG Overseas Ltd, Cayman Islands.

17.   TAXATION

On September 6, 2002 an extraordinary general assembly of shareholders decided to change the tax status of the Company from that of a 1929 holding company to that of an ordinary taxable investment company. Consequently, until such date, the Company qualified under Luxembourg law as a holding company and accordingly no Luxembourg taxes on income or capital gains were payable; the Company was subject to an annual “taxe d’abonnement” on the average market value of the issued share capital at the rate of 0.20% per annum. Since then the Company is subject to the general tax regulations applicable to investment companies.